Exhibit E

RECENT DEVELOPMENTS IN THE REPUBLIC AS OF OCTOBER 18, 2018

The information included in this document supplements the information about the Republic of Panama (the “Republic” or “Panama”) contained in Panama’s annual report for the year ended December 31, 2017, on Form 18-K filed with the Commission on September 28, 2018. To the extent the information in this Exhibit E is inconsistent with the information contained in such annual report, as amended, the information in this Exhibit E replaces such information. Initially capitalized terms used in this Exhibit E have the respective meanings assigned to those terms in such annual report.

Recent Government Actions

On February 6, 2018, Panama enacted cabinet decree No. 13 (“Decree No. 13”), which authorized the issuance of up to U.S.$2.5 billion dollars in debt. Under Decree No. 13 Panama, may still issue up to U.S.$1.3 billion in debt.

On October 10, 2018, the President enacted Law No. 51, which amends Laws 34 of 2008 and 38 of 2012. The amendment simplifies the fiscal balance calculation methodology, caps the increase of current expenditures of the non-financial public sector, amends the rules regarding Panama Canal contributions and strengthens FAP’s capital. The Law also establishes a new fiscal deficit limit of 2.0% of nominal GDP for 2018 and 2019, 1.75% of nominal GDP for 2020 and 2021 and 1.5% for 2022 and subsequent years.

The Economy

In the first six months of 2018, estimated GDP growth was 3.1%, compared to 5.2% for the same period in 2017. Inflation, as measured by the average CPI with base year 2013, was 1.2% in constant dollars during the first six months of 2018. At the end of the first three months of 2018, the unemployment rate was 5.8%, compared to 5.6% for the same period in 2017.

The transportation, storage and communications sector increased by an estimated 9.4% for the first six months of 2018 compared to the same period in 2017, accounting for 14.3% of GDP. The increase was primarily due to an increase in the operations of the Panama Canal, telecommunications and air transportation. Mining activities decreased by 1.2% in the first six months of 2018 compared to the same period in 2017, accounting for 1.6% of GDP. The decrease was primarily due to a decrease in demand for raw materials for the construction industry. The construction sector decreased 1.2% in the first six months of 2018 compared to the same period in 2017, accounting for 14.0% of GDP. The decrease was primarily due to the strike by construction workers that took place during April and May 2018 affecting the execution of public and private projects. The financial intermediation sector grew by 3.7% in the first six months of 2018 compared to the same period in 2017 and represented a contribution of 7.4% of GDP in the first six months of 2018. Growth in financial intermediation sector was attributable mainly to banking activity.

The Central Government’s current savings for the first six months in 2018 registered a surplus of U.S.$129 million (0.2% of nominal GDP) compared to a surplus of U.S.$628 million for the same period in 2017 (1.0% of nominal GDP). The Government’s overall deficit increased from U.S.$0.8 billion in the first six months of 2017 (1.3% of nominal GDP) to a deficit of U.S.$1.7 billion for the same period in 2018 (2.6% of nominal GDP).

The preliminary fiscal deficit of the non-financial public sector for the first six months of 2018 was approximately U.S.$1.1 billion (1.6% of nominal GDP).

The preliminary fiscal deficit of U.S.$1.1 billion for the non-financial public sector deficit for the six-month period ended on June 30, 2018 represented an increase of U.S.$966 million over the deficit of U.S.$95 million registered for the same period of 2017. Total non-financial public sector expenditures for the six-month period ended June 30, 2018 were U.S.$6,785 million, an increase of U.S.$1,013 million (17.6%) from U.S.$5,772 million. Total revenue for the six-month period ended on June 30, 2018 was U.S.$5,723 million, an increase of U.S.$47 million (0.8%) from U.S.$5,677 billion for the same period of 2017.

On the expenditure side, non-financial public sector capital expenses totaled U.S.$1,963 million for the first six months of 2018, an increase of U.S.$446 million compared to U.S.$1,517 million during the same period of 2017. Non-financial public sector current expenses during the six-month period ended on June 30, 2018 amounted to U.S.$4,822 million, a U.S.$567 million (13.3%) increase from U.S.$4,255 million during the same period of 2017. On the revenue side, tax revenue during the first six months of 2018 was U.S.$2,861 billion, a decrease of U.S.$20 million (0.7%) from U.S.$2,881 billion during the first six months of 2017, while non-tax revenue was U.S.$767 million, an increase of U.S.$34 million (4.7%) from U.S.$732 million for the same period in 2017. Capital revenue during the first six months of 2018 was nil.

Public Debt

As of August 31, 2018, total public debt was U.S.$24, 721.57 million. Internal public debt accounted for 20.6% of total debt, while external public debt accounted for 79.4% of total debt. The average maturity of the debt portfolio as of August 31, 2018 was 11.7 years, with an average duration of 7.8 years. As of August 31, 2018 local secondary market transactions reached U.S.$335.8 million.

Primary market transactions during the first nine months of 2018 included the issuance of U.S.$350.0 million in Treasury Notes due 2023.